News Release
B2Gold Responds to News Regarding New Mali Mining Code

Vancouver, March 20, 2018 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") would like to address certain erroneous media reports from Mali regarding the development of a new mining code and reconfirm the Company's legal standing pertaining to the Fekola Mine under the 2012 Mali Mining Code. Statements attributed to a Government Minister at a recent joint news conference with the International Monetary Fund suggested that if compromises with mining companies are not achieved, amendments to the mining code may be unilaterally implemented. The full details of any proposed new mining code and the timing for its implementation are not known at this time. Government officials have advised the Company that the Minister's comments were taken out of context in such news report and should not be applied to all mining operations in Mali.

B2Gold's interest in its Fekola Mine in Mali is governed by a finalized and enforceable mining convention (as amended) with the State of Mali that includes stabilization provisions which provide that the Fekola Mine is subject to the Mali Mining Code (2012) for the duration of its operations and subsequent amendments to the Mali Mining Code are not applicable to it. As a result of these provisions, the Company believes its interests in Fekola are protected and that any contemplated amendments in a new mining code will not apply to Fekola without B2Gold's agreement. No Malian government representative has informed any B2Gold representatives in Mali or elsewhere that the government does not agree with the Company's position. B2Gold has developed an excellent relationship over the last three years with the Government of Mali. All negotiations between the Company's senior representatives and the Malian Government Ministries have been conducted and concluded in an environment of mutual fairness, respect and transparency.

As previously disclosed, including in our recent Management’s Discussion & Analysis for the year ended December 31, 2017, in August 2017, the Company finalized certain other agreements with the State of Mali including a shareholders' agreement for Fekola S.A., the holder of the Fekola Mine, and a share purchase agreement for the purchase by the State of Mali of an additional 10% participating interest in Fekola. These agreements have been signed by the relevant Malian government ministers and approved by the Malian Council of Ministers and are now subject only to final ratification by the Mali National Assembly, which is now expected at their next scheduled sitting in April 2018. Upon such ratification, the Company will transfer ownership of 20% of Fekola SA to the State of Mali.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is the world’s new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

B2Gold is well positioned in achieving transformational growth in 2018. With the planned first full year of production from the large, low-cost Fekola Mine in southwest Mali, consolidated gold production is forecast to be between 910,000 and 950,000 ounces. This represents an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 versus 2017. B2Gold’s forecast consolidated cash operating costs are expected to remain low in 2018 (between $505 and $550 per ounce) and all-in sustaining costs are expected to decrease by approximately 6% versus 2017 (between $780 and $830 per ounce).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, guidance, forecasts, estimates and other statements regarding future financial and operational performance, events, production, mine life, revenue, cash flows, costs and the results of exploration, including, the potential new Mali mining code, the terms of any such new Mali mining code, the application and impact of any such new mining code or amendments on B2Gold and Fekola and the stability provisions in the Fekola mining convention protecting B2Gold from amendments in any new Mali mining code, and the ratification of the Fekola share purchase agreement and shareholder agreement. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks and assumptions associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks relating to financing and debt; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; ability to maintain adequate internal control over financial reporting as required by law; risks relating to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.